Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Seventh Meeting of the Fifth Session of the Board of Directors of China Life Insurance Company Limited

The seventh meeting (the “Meeting”) of the fifth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on April 28, 2016 at the conference room located on Floor A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated April 15, 2016. All of the twelve directors of the Company attended the Meeting in person, including Yang Mingsheng, Chairperson and executive director of the Company; Lin Dairen, Xu Hengping and Xu Haifeng, executive directors of the Company; Miao Jianmin, Zhang Xiangxian, Wang Sidong and Liu Jiade, non-executive directors of the Company; and Anthony Francis Neoh, Chang Tso Tung, Robinson Drake Pike and Tang Xin, independent non-executive directors of the Company. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China (“the Company Law”) and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Procedural Rules for the Board of Directors of the Company.

The Meeting was presided over by Chairperson Yang Mingsheng. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal to Nominate Mr. Zhao Lijun as Vice President of the Company

The Board after review and discussion agreed to appoint Mr. Zhao Zhao Lijun to serve as vice president of the Company. The appointment of Mr. Zhao Lijun will come into force after being reviewed and approved by the China Insurance Regulatory Commission. A copy of Mr. Zhao Lijun’s resume is attached hereto as Appendix A.

Voting result: 12 for, 0 against, with no abstention

2.	The Proposal on the First Quarter Report of the Company for the Year of 2016

The Board reviewed and discussed about the changes in accounting estimates for the year of 2016. In the first quarter of 2016, there were no significant changes in accounting estimates other than the changes in actuarial assumptions. The Company determined actuarial assumptions which include, among others, discount rate, mortality rate, morbidity rate, expenses, surrender rate and policy dividends based on current information available at the date of the balance sheets, and such assumptions were used to calculate the reserves of insurance contracts as at the date of the balance sheets. On March 31, 2016, the Company re-examined the above assumptions based on current information, and changes in reserves of relevant insurance contracts arising from changes in the assumptions above were incorporated into the income statement for the first quarter of the year of 2016, which resulted in a decrease in profits before tax by RMB5,479 million. As of March 31, 2016, such changes in accounting estimates resulted in an increase in liability reserves for life insurance products by RMB4,597 million and an increase in liability reserves for long-term health insurance products by RMB882 million.

Commission File Number 001-31914

Voting result: 12 for, 0 against, with no abstention

3.	The Proposal on the Solvency Report (C-ROSS) for the First Quarter of the Year of 2016

Voting result: 12 for, 0 against, with no abstention

4.	The Proposal on the Summary of “Twelfth Five-Year” Development Plans of the Company for the Year of 2015 and the Period-End Evaluation Report

Voting result: 12 for, 0 against, with no abstention

5.	The Proposal on the Candidates Nominated as Directors for China Life Property and Casualty Insurance Company Limited

Voting result: 12 for, 0 against, with no abstention

6.	The Proposal on the Corporate Governance Report of the Company for the Year of 2015

Voting result: 12 for, 0 against, with no abstention

7.	The Proposal on the Overall Risk Management Report of the Company for the Year of 2015

Voting result: 12 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

April 28, 2016

Commission File Number 001-31914

Appendix A:

Resume of Mr. Zhao Lijun

Mr. Zhao Lijun (Male) was born in July 1963. Mr. Zhao has served as the finance director and general manager of the financial department of China Life Insurance (Group) Company since May 2014. From 2012 to 2014, he served as the deputy general manager and then became the general manager of the Company’s data center. From 2010 to 2012, he served as the general manager of the Company’s legal and compliance department. From 2008 to 2010, he served as the deputy general manager of our branch in Shandong Province. From 2003 to 2008, he served as the assistant general manager of the finance department of the Company and then became the general manager. Prior to that, he served as an official at the planning and financial department of People’s Insurance Company of China, the head and deputy manager of the planning and financial department of China Reinsurance Corporation in Hong Kong, the deputy manager and manger of the planning and financial department of Hong Kong China Insurance (Group) Company Limited, the deputy division head, division head as well as assistant general manager of China Life Insurance Company. Mr. Zhao graduated from Anhui Finance and Trade College in 1987 and received his bachelor degree in industrial accounting and finance from the accounting department. Mr. Zhao then graduated from Tsinghua University in 2010 and received an EMBA degree and became qualified as a Senior Accountant.